Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	2003	2004	2005
	($ in thousands)
Net income (loss)	($4,979)	$3,108	$9,710
Plus fixed charges:
Interest expense	—	1,404	2,888
Debt cost amortization	—	313	628
Portion of rents representative of the interest factor	381	441	496

Total fixed charges (1)	381	2,158	4,012
Adjusted earnings (2)	(4,598)	5,266	13,722
Ratio (2 divided by 1)	—	2.4	3.4

Fixed charges deficiency	$4,979	$—	$—